SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B Colonia Centro Sinaloa 80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. with the Financial Results and Operations for the three months ended March 31, 2005 and 2004. Attached hereto is a copy of the press release dated April 21, 2005.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOMEX DEVELOPMENT CORP.

By:	/s/ CLEOFAS HINOJOSA SAENZ

Name:	Cleofas Hinojosa Saenz
Title:	Chief Financial Officer

Date: April 21, 2005

Homex Reports Improved Sales and Operating Income in 1Q 2005; Housing Units Volume in Line with Company Estimates

          CULIACAN, Mexico, April 21 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (Homex or the Company) (NYSE: HXM, BMV: HOMEX) today announced results for the first quarter ended March 31, 2005.(1)

Highlights
*	Total revenues increased 32.1% in the first quarter of 2005 to Ps.1.3 billion from Ps. 974 million in the first quarter of 2004.
*	The Company sold 4,900 homes during the first quarter, representing an increase of 22.7% over the same period of 2004.
*

Operating income increased 34.4% in the first quarter of 2005 to Ps.291 million from Ps.216 million in the first quarter of 2004, operating margin was 22.6% and 22.2% in the first quarter of 2005 and 2004, respectively.

*	Homex launched new middle-income developments in Guadalajara and Leon, and new affordable entry-level development in the border city of Nuevo Laredo.

          “We are pleased with the results achieved during the first quarter that are right on track with our targets for the year.  We are well positioned to leverage on the increased number of mortgage products and constant demand that we all expect to remain for the year,” said Gerardo de Nicolas, Chief Executive Officer of Homex.  “We will continue with our dynamic footprint conversion process, closing the smallest cities and opening new, larger size cities and major metropolitan areas while at the same time launching new developments to strengthen our position in our existing markets.”

Financial and Operating Highlights
Thousands of constant pesos as of March 31, 2005,
unless otherwise indicated

	1Q05	1Q04	% Chg.

Volume (Homes)	4,900	3,995	22.7%
Revenues	$1,287,014	$974,204	32.1%
Gross Profit	$408,874	$298,728	36.9%
Operating Income	$290,801	$216,315	34.4%
Other Income	$-279	$1,745	—
Net Interest Expense	$16,846	$13,604	23.8%
Net Income	$170,229	$122,648	38.8%
EBITDA (a)	$292,961	$219,824	33.3%
Adjusted EBITDA	$292,961	$218,079	34.3%
Gross Margin	31.8%	30.7%
Operating Margin	22.6%	22.2%
Net Income Margin	13.2%	12.6%
EBITDA Margin	22.8%	22.6%
Adjusted EBITDA Margin	22.8%	22.4%
Earnings per share	0.54	0.51
Weighted average shares outstanding (MM)	313.9	241.8
EBITDA / Net Interest	17.4	16.2
Accounts receivable (days)	161.0	161.0
Inventory turnover (days)	158.0	174.0
Total accounts receivable plus inventory (days)	319.0	335.0

(a)

EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense.  The following table sets forth a reconciliation of net income to EBITDA for the first quarter 2005 and 2004.

Reconciliation of net income (loss) to EBITDA derived from our
Mexican GAAP financial information

(Thousands of constant pesos as of March 31, 2005)

	Three months ended March 31,

	2005	2004

Net income (loss)	170,229	122,648
Depreciation	2,160	1,764
Other expense	279
Net comprehensive financing cost	42,048	32,349
Income tax expense	80,346	62,772
Minority Interest	-2,101	291
EBITDA	292,961	219,824

          Operating Results
          Homex operated in 25 cities and 18 states across Mexico as of March 31, 2005. Sales volumes for the three-month period ended March 31, 2005 totaled 4,900 homes, a 22.7% increase from the same period during the previous year. This was primarily driven by a 13.9% increase in entry-level volumes, from 3,784 in the first quarter of 2004 to 4,309 in the first quarter of 2005. The middle-income segment significantly contributed to the increase with 591 homes, a 180.1% increase over the 211 homes in the same period in the prior year.

          Average prices for all homes for the first quarter rose 6.1% to Ps.259 thousand, principally as a result of the higher proportion of middle-income homes in the sales mix. Average price for affordable entry-level houses decreased 3.1% to Ps.222 thousand in the first quarter of 2005 from Ps.229 thousand in the first quarter of 2004. This decrease resulted from higher participation of lower priced traditional housing and economic housing in the mix of products in affordable entry-level.

          The average sales price for middle-income homes in the first quarter of 2005 was Ps.530 thousand, which is 3.7% higher compared to the first quarter of 2004, in line with the previous quarter’s average and reflected the Company’s focus on the lower range of middle-income homes where there is greater availability of mortgage products for our clients.  The Company expects the average sales price of middle-income homes to fluctuate each quarter depending on the mix of sales within the segment.

          Mortgage financing: The Company continued to diversify the source of mortgage financing during the first quarter of 2005. By having a broad source of mortgages Homex is able to secure financing for its clients more quickly and on better terms. As of March 31, 2005, the Company was securing mortgages from the Mexican Workers’ Housing Fund (INFONAVIT), the five largest Sofoles and three commercial banks for its middle-income customers.  Homex also successfully sold during the first quarter 115 homes through “cofinanciamiento” operations with INFONAVIT and one of the largest banks in Mexico.

          The Company believes “cofinanciamiento”, where mortgage loans are made jointly by INFONAVIT and private sources, represents a significant advance for the market as it increases the number of mortgages INFONAVIT can grant while reducing the risk for participating financial institutions. “Cofinanciamiento” should become an increasingly important product, once homebuilders, commercial banks and INFONAVIT become more efficient in administrating the product.

          New communities: During the first quarter of 2005 Homex continued with its strategy of maintaining a geographically diverse base of projects in medium size cities, while building its presence in the major metropolitan areas in Mexico.  At year-end, the Company had operations in 25 cities, across 18 states.

          During the first quarter of 2005, Homex initiated work on two middle-income developments in Leon in the State of Guanajuato and in the city of Guadalajara in the State of Jalisco and one affordable entry-level development in the border city of Nuevo Laredo in the State of Tamaulipas. The affordable entry-level project in Nuevo Laredo will consist of approximately 1,000 homes in the first stage.

          In the first quarter of 2005, the Company decided to close down three of its smallest branches, in the cities of Mochis, Chihuahua and Cd. Constitucion.  The Company believes housing demand in these branches is no longer attractive enough to sustain its presence; the sales average of these three cities represented approximately 600 homes sold per year at their peak. The Company will continue its dynamic footprint expansion, closing small cities and opening sizable cities and new developments in the existing branches.

          Financial Results
          Revenues increased by 32.1% in the first quarter of 2005 to Ps.1,287 million from Ps.974 million in the same period of 2004. The quarterly increase is primarily due to the 22.7% increase in the number of homes sold and particularly the 180.1% increase in middle-income homes. Sales of middle-income housing drove average revenue per home higher as prices are greater than in the affordable entry-level market. As a percentage of total revenues, middle-income revenues represented 24.3% in the first quarter of 2005 versus 11.1% in the same period of 2004.

          Gross profit for the first quarter of 2005 increased by 36.9% to Ps.409 million from Ps.299 million in the same quarter of 2004. Homex generated a gross margin of 31.8% in the first quarter of 2005.  Costs, as a percentage of revenues, decreased to 68.2% in the first quarter of 2005 from 69.3% in the previous year quarter, derived from strict cost controls. In absolute terms, costs increased 30.0% to Ps.878 million in the first quarter of 2005 from Ps.675 million in the same quarter of 2004 as a result of the increase in home sales.

          Selling and administrative expenses (SG&A) in the first quarter of 2005 as a percentage of revenues increased to 9.0% as compared to 8.3% in the first quarter of 2004.  Derived from the seasonality attached to the industry, the first part of the year traditionally absorbs a higher proportion of selling and administrative expenses as a percentage of sales that is recovered in the latter part of the year.  Selling and administrative expenses increased 43.7% to Ps.116 million in the first quarter of 2005 from Ps.81 million in the same quarter 2004. The increase for the quarter was primarily due to increases in aggregate sales commissions resulting from the growth in the number of homes sold and the increase in the number of administrative personnel required to support the Company’s expanding operations.

          Operating income in the first quarter of 2005 increased by 34.4% to Ps.291 million compared to Ps.216 million in the same period of 2004. Operating income as a percentage of revenues increased from 22.2% in the first quarter of 2004 to 22.6% in the same quarter of 2005.

          Net comprehensive financing cost increased 30.0% to Ps.42 million in the first quarter of 2005 compared to the same quarter of 2004.  As a percentage of revenues, net comprehensive financing cost remained the same at 3.3% in the first quarter of 2004 and in the first quarter of 2005.  Net interest expense increased 23.8% to Ps.17 million in the first quarter of 2005 from Ps.14 million in the same quarter of 2004.  The year over year increase in net interest expense was driven by an increase in the Company’s bank debt, mainly the commercial paper program commenced in the first quarter of 2005, see “Liquidity.”

          Taxes:  Income Tax Expense increased from Ps.63 million in the first quarter of 2004 to Ps.80 million in the same period of 2005.  The effective tax rate for the first quarter of 2005 decreased to 32.3% from 33.8% in the same period of 2004.  The principal reason for the increase in tax expense is the increase in income before taxes calculated in accordance with Mexican GAAP.  Deferred taxes, as computed under Mexican GAAP, include revenue recorded under the percentage of completion method of accounting.

          Net income for the first quarter of 2005 reached Ps.170 million, representing a 38.8% increase over the Ps.123 million reported in the same period of 2004. The increase in net income resulted primarily from an increase in operating income, offset somewhat by an increase in non-cash deferred taxes during the first quarter of 2005.  Earnings per share for the first quarter of 2005 were Ps.0.54, as compared to Ps.0.51 in the first quarter of 2004.

          EBITDA for the first quarter of 2005 rose to Ps.293 million, an increase of 33.3% from Ps.219 million recorded in the first quarter of 2004.  EBITDA margin in the first quarter of 2005 was 22.8%, as compared to 22.6% in the first quarter of 2004.  EBITDA, which is earnings before interest, taxes, depreciation and amortization, is defined by Homex as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense as reported.     Land reserve.  As of March 31, 2005, Homex’s land reserve exceeded 13.0 million square meters.  The Company utilized approximately Ps.256 million to buy additional land during the quarter with internally generated cash and cash on-hand.  The Company believes its land reserves have an aggregate capacity of approximately 56,781 affordable entry-level homes and 9,633 middle-income homes. Consistent with Homex’s established land reserve policies, the Company continues to maintain sufficient land reserves for the construction of 2.5 years of anticipated sales at its anticipated rate of growth, and 3.2 years of sales at its existing level of sales.

          Liquidity:  The Company funded its cash needs for the first quarter of 2005, including land acquisitions, debt service, and working capital requirements, through a combination of cash flow from operations, commercial debt and cash on hand.  During the first quarter of 2005, the Company raised approximately Ps.732 million in new debt, and paid down approximately Ps.46 million.  From the new debt incurred in the quarter, Ps.500 million was attributable to a new short-term Commercial Paper Program.  During the first quarter of 2005, Homex invested approximately Ps.256 million in land inventory.  The Company had net debt of Ps.794 million at the end of the first quarter of 2005 compared to a net debt of Ps.540 million at the end of the same period of 2004.  As of March 31, 2005, Homex had Ps.865 million outstanding under its commercial paper programs.  Homex had a Net Debt to EBITDA ratio of 0.59x at the end of the first quarter of 2005, compared to 0.69x at the end of the first quarter of 2004.

          Accounts receivable: The days of accounts receivable remained unchanged at 161 days in the first quarter of 2004 and 2005.

          Business Highlights
          Homex signed an agreement to acquire Casas Beta, S.A. de C.V. (Beta):  As announced today, on April 21, 2005, Homex entered into an agreement to acquire Controladora Casas Beta, S.A. de C.V. (Beta), the seventh largest homebuilder in Mexico, in a transaction valued at approximately Ps.2.15 billion (or approximately US$194 million).  This transaction is subject to a number of conditions. For a further description of this acquisition, please refer to the Press Release dated April 21, 2005, “HOMEX ANNOUNCES Agreement to Acquire CONTROLADORA CASAS BETA, S.A. DE C.V. THROUGH A MERGER.”

          Banamex Agreement:  On March 11, 2005 Homex entered into an agreement with Grupo Financiero Banamex that provides Homex’s customers with preferential financing terms starting June 1, 2005. Under the agreement, Banamex will offer 15-year mortgages to Homex’s clients with an annual fixed rate of 12%, plus a 3% commission. Homex clients seeking a mortgage through Apoyo Infonavit will receive a further reduction in commissions to a 2% rate.  The standard rate for a similar mortgage offered by Banamex, also starting June 1, will be 13%, with the same commission structure.  The companies consider this agreement to be mutually beneficial.  Banamex will provide its clients with information about Homex and the different types of houses the Company offers. The Homex sales force will advertise Banamex in each of its branches that offer the bank’s mortgage products. At the same time, Homex will have direct access to Banamex’s credit application website, where applications can be immediately pre-authorized through the site, providing Homex’s clients with some of the fastest and most efficient service in the industry.

          Fitch rating:  On March 9, 2005, Homex received a corporate rating of “A(mex)” from Fitch Ratings.  The A(mex) rating on Fitch’s national scale indicates a credit that is considered solid in relation to other Mexican issuers.  This corporate rating reflects Fitch’s assessment of current risks in the outstanding unsecured, unsubordinated debt obligations of Homex denominated in Mexican pesos.  Fitch highlighted that the rating reflects Homex’s sound financial position and conservative level of indebtedness. Another important item highlighted by the ratings agency was the growth in units sold from 2001 to 2004, which generated compound annual revenue growth of 87%.  In the same period, the higher volume and revenue growth led to an even greater increase in operating margins, indicating, in their view, a profitable trend.

          Homex recognized as a Great Place to Work:  On March 30, 2005 Homex received for the second consecutive year the Great Place to Work(R) distinction at a ceremony in Mexico City.  The event was sponsored by the Great Place to Work Institute (GPTW) and Expansion magazine. The GPTW determines the companies to be recognized through a survey based on five core values: credibility, respect, impartiality, pride, and peer relations. The survey was conducted using a representative sample of employees from each company and participation in the survey was free, anonymous and confidential. This year, out of 150 companies in Mexico, 50 received the distinction.  In addition to Homex, other Mexican companies recognized as a Great Place to Work(R) included: Danone, FEDEX, McDonald’s and American Express.

          Homex-INEA program: Homex celebrated the elementary and secondary school graduation of 137 of Homex’s construction workers across the country, through a program sponsored by the Company.  The ceremony was chaired by Mr. Eustaquio de Nicolas, Chairman of the Board of Homex, and had the presence of Mr. Ramon de la Pena, Director of the National Institute for Adult Education in Mexico (INEA).

          Mr. de la Pena congratulated Homex for its “Homex Adult School” project which was launched in 2004 through an agreement with INEA that currently covers 20 cities across Mexico.  Today, more than 1,600 Homex employees are receiving elementary and secondary school education under this program.

          About Homex
          Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico.  It is one of the most geographically diverse homebuilders in the country.  Homex is the fastest growing of the publicly listed home builders in Mexico, based on the increase in number of homes sold, revenues and net income.

          For additional corporate information please visit the Company’s web site at: http://www.homex.com.mx

          Desarrolladora Homex, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

          Attached are the unaudited Consolidated Income Statements of Desarrolladora Homex, S.A. de C.V. for the three-month periods ended March 31, 2005 and 2004, and the Consolidated Balance Sheet of Desarrolladora Homex, S.A. de C.V. as of March 31, 2005 and 2004.

(1)

Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of March 31, 2005 in accordance with Mexican GAAP.  The symbols “$” and “US$” refer to Mexican pesos and U.S. dollars, respectively.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET
COMPARISON OF MARCH 31, 2005 WITH MARCH 31, 2004
 (Figures in thousands of constant March 31, 2005 pesos)

	Mar-05		Mar-04		Change 05/04

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$377,466	5.0%	176,554	4.7%	113.8%
Accounts receivable, net	3,853,518	51.3%	2,155,046	57.8%	78.8%
Inventories	2,886,754	38.4%	1,315,803	35.3%	119.4%
Other current assets	76,328	1.0%	37,142	1.0%	105.5%
Total current assets	7,194,066	95.8%	3,684,545	98.9%	95.2%
Property and equipment, net	258,065	3.4%	32,960	0.9%	683.0%
Other assets	59,216	0.8%	9,883	0.3%	499.2%
TOTAL	$7,511,347%	100.0%	$3,727,388	100.0%	101.5%
LIABILITIES AND STOCKHOLDERS’ EQUITY CURRENT LIABILITIES
Notes payable to financial institutions	1,171,591	15.6%	716,577	19.2%	63.5%
Accounts payable	1,413,845	18.8%	999,537	26.8%	41.4%
Advances from customers	9,303	0.1%	25,353	0.7%	-63.3%
Other current liabilities and taxes payable	198,971	2.6%	70,091	1.9%	183.9%
Accrued income taxes	37,571	0.5%	36,363	1.0%	3.3%
Accrued employee statutory profit sharing	2121	0.0%	365	0.0%	481.1%
Total current liabilities	2,833,402		1,848,286
DEFERRED INCOME TAXES	716,821	9.5%	391,169	10.5%	83.3%
Total liabilities	3,550,223	47.3%	2,239,455	60.1%	58.5%
STOCKHOLDERS’ EQUITY
Common stock	218,788	2.9%	174,607	4.7%	—
Additional paid-in capital	2,245,740	29.9%	586,767	15.7%	—
Retained earnings	1,286,956	17.1%	520,884	14.0%	147.1%
Excess in restated stockholders’ equity	313,073	4.2%	313,073	8.4%	—
Cumulative initial effect of deferred income taxes	(142,542)	-1.9%	(142,542)	-3.8%	—
Majority Stockholders’ Equity	3,922,015	52.2%	1,452,789	39.0%
Minority interest	39,109	0.5%	35,144	0.9%
TOTAL STOCKHOLDERS EQUITY	3,961,124	52.7%	1,487,933	39.9%	166.2%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,511,347	100.0%	3,727,388	100.0%	101.5%

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT
COMPARISON OF FIRST QUARTER 2005 WITH FIRST QUARTER 2004
(Figures in thousands of constant March 31, 2005 pesos)

	1Q05		1Q04		Change 1Q05 /1Q04

REVENUES
Affordable entry- level revenue	$958,304	74.5%	865,137	88.8%	10.8%
Middle-income housing revenue	$313,156	24.3%	107,720	11.1%	190.7%
Other revenues	$15,554	1.2%	1,347	0.1%	—
TOTAL REVENUES	1,287,014	100.0%	974,204	100.0%	32.1%
COSTS	878,140	68.2%	675,476	69.3%	30.0%
GROSS PROFIT	408,874	31.8%	298,728	30.7%	36.9%
SELLING AND ADMINISTRATIVE EXPENSES	115,913	9.0%	80,649	8.3%	43.7%
OPERATING INCOME BEFORE DEPRECIATION	292,961	22.8%	218,079	22.4%	34.3%
DEPRECIATION AND AMORTIZATION	2,160	0.2%	1,764	0.2%	22.4%
OPERATING INCOME	290,801	22.6%	216,315	22.2%	34.4%
OTHER INCOME	-279	0.0%	1,745	0.2%	—
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	40,046	3.1%	24,883	2.6%	60.9%
Interest income	-11,127		-5,017		—
Foreign exchange (gain) loss	-2,405	-0.2%	10	0.0%	—
Monetary position loss	15,534	1.2%	12,473	1.3%	24.5%
	42,048	3.3%	32,349	3.3%	30.0%
INCOME BEFORE INCOME TAX AND EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	248,474	19.3%	185,711	19.1%	33.8%
INCOME TAX EXPENSE	80,346	6.2%	62,772	6.4%	28.0%
NET INCOME	168,128	13.7%	122,939	12.6%	36.8%
MAJORITY INTEREST MINORITY INTEREST	-2,101	-0.2%	291	0.0%	—
NET INCOME	170,229	13.2%	122,648	12.6%	38.8%
Earnings per share	0.54		0.51		6.90%
Weighted average shares outstanding	313,856.33
EBITDA	292,961	22.8%	219,824	22.6%	33.3%
ADJUSTED EBITDA[1]	292,961	22.8%	218,079	22.4%	34.3%

[1]	Adjusted EBITDA is defined as EBITDA less other income, see Financial Results-EBITDA

SOURCE  Desarrolladora Homex, S.A. de C.V.
          -0-                             04/21/2005
          /CONTACT:  Investors: investor.relations@homex.com.mx, or Carlos J. Moctezuma Head of Investor Relations of Desarrolladora Homex, S.A. de C.V., +5266-7758-5838, cmoctezuma@homex.com.mx; or Allan Jordan of The Global Consulting Group, +1-646-284-9452, ajordan@hfg cg.com, for Desarrolladora Homex, S.A. de C.V. /
          /Web site:  http://www.homex.com.mx /